Exhibit 4.7

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Teck Resources Limited

Suite 3300

550 Burrard Street

Vancouver, BC

V6C 0B3

Item 2	Date of Material Change

February 16, 2012

Item 3	News Release

News releases were issued by Teck Resources Limited (“Teck”) on February 16, 2012 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

Item 4	Summary of Material Change

On February 16, 2012, Teck announced that it had commenced an offering of senior unsecured notes and subsequently announced the pricing of such offering. On February 16, 2012, Teck announced that it had issued a notice of redemption to redeem certain outstanding senior notes.

Item 5	Full Description of Material Change

On February 16, 2012, Teck announced that it had commenced an offering of senior unsecured notes and subsequently announced the pricing of such offering. On February 16, 2012, Teck announced that it had issued a notice of redemption to redeem certain outstanding senior notes.

Teck intends to use the net proceeds, together with cash on hand, to fund the redemption, on March 19, 2012, of all of the approximately US$530 million aggregate principal amount of its outstanding 9.75% senior notes due 2014 and approximately US$521 million principal amount of the approximately US$1,043 million aggregate principal amount of its outstanding 10.75% senior notes due 2019. Interest expense savings resulting from the redemption and the issuance of new senior unsecured notes are expected to be approximately US$55 million per annum, on an after-tax basis. Teck expects to record an estimated net after-tax accounting charge of approximately US$340 million in the first quarter of 2012 in connection with the redemption. The Bank of New York Mellon Trust Company, N.A., as trustee, has distributed the notice of redemption to registered holders of the Notes.

Teck will issue US$1.00 billion in aggregate principal amount of notes, consisting of US$500 million aggregate principal amount of 3.000% notes due 2019 and US$500 million aggregate principal amount of 5.200% notes due 2042. The notes being offered will be unconditionally guaranteed on a senior unsecured basis by Teck Metals Ltd., a wholly owned subsidiary of Teck. The offering is expected to close on or about February 28, 2012, subject to customary closing conditions. Teck expects to receive aggregate net proceeds of approximately US$987 million from the offering, after deducting underwriting fees and estimated offering expenses.

J.P. Morgan Securities LLC, Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co. and Morgan Stanley & Co. LLC are acting as joint book-running managers for the offering.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Confidentiality is not requested.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information contact Peter Rozee, Senior Vice President, Commercial and Legal Affairs of Teck Resources Limited at the above-mentioned address or by telephone at (604) 699-4076.

Item 9	Date of Report

February 24, 2012

TECK RESOURCES LIMITED

By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary